Exhibit (d)(30)(i)

BRIGHTHOUSE FUNDS TRUST I

AMENDMENT NO. 1 TO THE INVESTMENT SUBADVISORY AGREEMENT

(Oppenheimer Global Equity Portfolio)

This Amendment No. 1 to the Investment Subadvisory Agreement (the “Agreement”) dated August 4, 2017, by and between Brighthouse Investment Advisers, LLC (the “Adviser”) and OppenheimerFunds, Inc. (the “Subadviser”) with respect to Oppenheimer Global Equity Portfolio, a series of Brighthouse Funds Trust I, is entered into effective the 1st of January, 2019.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A is amended in whole to read as follows:

Percentage of average daily net assets:

Oppenheimer Global Equity Portfolio

0.300% of the first $350 million of such assets plus 0.260% of such assets over $350 million up to $800 million plus 0.230% of such assets over $800 million

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the ___ day of ____________.

Kristi Slavin
President, Brighthouse Investment Advisers, LLC

By: Authorized Officer
OppenheimerFunds, Inc.